Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 4, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

First IPO to Use BANQ’s Online Investment Banking Platform

Riverside, CA – June 4, 2015 – Innovation Economy Corporation (“ieCrowdTM”), a life and health innovation commercialization company, announced today, Thursday, June 4, 2015, that its registration statement on Form S-1 relating to its Initial Public Offering (“IPO”) has been declared effective by the Securities and Exchange Commission (the "SEC").

The offering will be sold on a best efforts basis. TriPoint Global Equities, LLC (“TriPoint”) is acting as Selling Agent. ieCrowd plans to use TriPoint’s online investment platform, BANQ (www.banq.co), to complete sales to retail and other investors.

In its IPO, ieCrowd is offering 3,125,000 units at a price to the public of $6.40 per unit, and expects to raise aggregate gross proceeds of up to $20 million. Each unit will consist of one share of ieCrowd common stock, and one warrant to purchase one-half of a share of ieCrowd common stock at an exercise price of $8 per whole share. The warrants will expire 36 months after the date they are issued. The shares of common stock and the warrants will be issued separately and may be resold separately, although they will have been purchased together in the IPO. ieCrowd’s common stock and warrants are expected to begin trading on the NASDAQ Capital Market following the closing of the IPO – the common stock under the ticker symbol “MYIE” and its warrants under the ticker symbol “MYIEW”. The IPO is currently scheduled to close on July 15, although the Company may decide to close it sooner.

“Our goal is to bring the world together to unlock the potential of untapped innovations,” said Amro Albanna, ieCrowd’s Chairman and CEO. “Today’s announcement signifies an important milestone for ieCrowd towards that goal by creating an opportunity for everyone to become shareholders in potentially life-changing innovations that we are seeking to develop from research conducted by world-renowned research institutions. Our collaborative economy platform for discovering, developing and deploying innovations, coupled with BANQ’s online investment banking platform, serve as a strong foundation for us as we strive to revolutionize the innovation commercialization industry.”

The Company plans to market its IPO to potential investors through TriPoint and BANQ, through social media channel outreach, and through meetings with prospective investors at selected locations around the United States and internationally. According to TriPoint:

•	BANQ is the first fully digital online investment banking platform to feature small cap IPOs.
•	BANQ’s platform provides secure, seamless and compliant introductions of qualified accredited and non-accredited investors to growth companies and alternative investment opportunities.
•	BANQ offers low commissions of $.99 - $3.95 per trade.

Visit www.ieCrowd.com/IPO or www.banq.co now and sign up to gain access to the ieCrowd offering and to learn more.

The offering of ieCrowd’s securities may only be made by means of a prospectus. An electronic copy of the prospectus may be obtained from the SEC website at www.sec.gov or at www.ieCrowd.com/IPO. A paper copy of the prospectus may also be obtained, upon written request, from Mr. Amro Albanna, ieCrowd’s Chairman and CEO, c/o the Company at its principal executive offices located at 1650 Spruce Street, 5th Floor, Riverside, CA 92507 or by calling, toll free, 1-800-304-6994. Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel to the Company. TriPoint Global Equities LLC is being represented by Hunter Taubman Fischer LLP, New York, New York.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

About Innovation Economy Corporation

Innovation Economy Corporation “ieCrowdTM” is an emerging growth company seeking to bring the world together to unlock the potential of untapped innovations.  ieCrowd aligns itself with universities and research institutions to secure the rights to develop life, health and wellness innovations into what it believes may be transformative future products, platforms, services and technologies. ieCrowd was founded in 2010 and is building a global ecosystem, based on a Collaborative Economy model, that includes investors, institutions, government agencies, universities, non-profits, companies and individuals – all committed to supporting ieCrowd’s vision and mission. For more information about ieCrowd visit www.iecrowd.com. Follow us @ieCrowd https://linkedin.com/company/iecrowd and https://www.facebook.com/ieCrowd.

About TriPoint Global Equities, LLC

TriPoint Global Equities, LLC ("TriPoint"), a FINRA member firm, is a boutique investment bank, with corporate finance and sales and trading services. TriPoint focuses on providing U.S. and non-U.S. companies of up to $500 million in revenue with capital raising, corporate finance advisory services and assistance with navigating the regulatory environment for companies listing on U.S. markets. TriPoint maintains specialized practices in institutional private placements, sales and trading, research, mergers and acquisitions, and corporate finance. TriPoint has offices in New York City, Jericho, NY, Akron, OH, Beijing China and Washington, D.C. For more information, please visit
http://www.tripointglobalequities.com and www.banq.co.

For More Information Contact

Gus Okwu

Allison + Partners

ir@iecrowd.com

Phone: (646) 428-0638

or

Tom Smith

Allison + Partners
ir@iecrowd.com

Phone: (646) 428-0653

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